

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-Mail
Mr. James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Suite 5000
Santa Monica, CA 90404

     Re: **Lions Gate Entertainment Corp.**
                Form 10-K for Fiscal Year Ended March 31, 2013
                Filed May 30, 2013
                File No. 001-14880

Dear Mr. Barge:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief